News Release

ZURICH®

Zurich acquires Baden-Badener Versicherung AG in Germany

Zurich Financial Services
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Zurich, July 30, 2008 – Zurich Financial Services Group (Zurich) today announced that its subsidiary Zürich Beteiligungs-AG (Deutschland) has agreed to acquire 100% of the private accident insurer Baden-Badener Versicherung AG (Baden-Badener). Zurich will buy the privately owned Baden-Badener with retroactive effect as of January 1, 2008. The parties have agreed not to disclose the purchase price. The transaction is expected to close in the third quarter 2008. The German financial supervisory and antitrust authorities have already given their approval.

Founded in 1991, Baden-Badener is a specialized provider of private accident insurance in Germany with a premium volume of EUR 45 million in 2007. Baden-Badener, headquartered in Sankt Ingbert (Saarland), has 80 employees and exclusively offers its products over a network of over 8700 private customer brokers across Germany. With a current market share of 15% in this specialized distribution channel, the acquisition of Baden-Badener allows Zurich a successful entry into the attractive German private customer broker niche market. The transaction represents the Group's 6th acquisition since the beginning of 2008.

Annette Court, Zurich's CEO Europe General Insurance, said: "I'm delighted that we have been able to secure another carefully targeted acquisition in line with our strategy. We look forward to bringing Zurich's strengths to meet the needs of those customers already well served by Baden-Badener in pursuit of profitable growth."

ZURICH®

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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